                                                                   Exhibit 99.44


                         (POINTS INTERNATIONAL LTD LOG0)

          POINTS INTERNATIONAL LTD. REPORTS 2004 THIRD QUARTER RESULTS

       New partner relationships and development of consumer enhancements position company for growth

TORONTO, NOVEMBER 10, 2004 - Points International Ltd. (TSX: PTS, OTC: PTSEF), operator of the world's leading reward program management portal - at www.points.com - reported financial results for the third quarter and nine months ended September 30, 2004.

The Company reported revenues of $1.98 million in the 2004 third quarter, an increase of 20% versus $1.65 million during the same period in 2003. New business established in both the second and third quarters, as well as price increases for consumer activity implemented at the end of the third quarter, contributed to the increase in revenue, and are expected to generate revenue growth in subsequent periods. Points powered the cumulative online exchange, sale and transfer of 6.5 billion points and miles, up from 5.3 billion at the end of the third quarter of 2004 and 3.0 billion at 2003 year end.

"Points.com continued its successful strategy of establishing partner relationships with the world's most important and successful loyalty program operators," noted CEO Rob MacLean. "New relationships launched or announced in the third and early fourth quarter include partners such as British Airways, Prime Hospitality, Goldpoints, Frontier Airlines and Hawaiian Airlines." Several new partners will be joining Points.com and/or launching additional private branded solutions with Points.com in the fourth quarter, including the previously announced relationship with Frontier Airlines. These new partners are expected to increase the number of transactions we perform and grow traffic significantly."

In addition to ongoing efforts to establish additional partner relationships, the third quarter saw the company begin development on the next version of its consumer experience at the website www.points.com. In the second quarter of 2005, several significant changes to the Points.com consumer experience will be launched.

The company is working closely with its partners, and industry experts, on the development of the next version of the Points.com website, which represents a major enhancement in the relationship with both reward program partners and consumers. Today, the consumer interacts with a site that centers on a single feature: Exchange. The new Points.com website will broaden its offerings, and present each consumer with a personalized view of their reward program universe.

"As a result of this personalized view, Points.com will help consumers realize more value from their favorite programs, and "Get More Rewards, Faster(TM)". This is accomplished by adding new mile and point management tools such as ways to purchase and earn more miles or points in their favorite programs. In addition, the system will be driven by an Amazon-style associative relevance suggestion engine that will use the consumer's unique program, reward goals and point balance mix to suggest ways to use the earn, buy and exchange tools to "Get More Rewards, Faster(TM)", stated Mr. MacLean

The result of these changes is the evolution of Points.com to a "reward management portal", providing a more comprehensive and engaging consumer experience.

This reward program management utility will add new revenue streams to the Points.com business model, including a focus on subscription membership. Management anticipates accessing significant revenue streams from the additional functionality on the site.

Investment is well underway, and these changes will be phased in over the course of 2005, with monthly releases beginning in the second quarter. During the second quarter, Points.com users will immediately notice a new look and feel, reflecting the more consumer-focused approach. Over the course of the spring and summer, Points.com will add purchase, earn, and suggestion functionality. In the second half of 2005, management will begin driving significant consumer traffic to the new Points.com website to leverage the site's ongoing evolution.

Third quarter highlights include:

-    Strong recurring revenues, as 92% of Points.com's revenues were recurring.

- General and administrative expenses were $2.91 million for the quarter, up from $2.16 million in 2003 and down from $3.10 million in the second quarter of 2004. As Points continues to enhance the consumer functionality of Points.com, general and administrative expenses in the fourth quarter are likely to be marginally higher than the third quarter of 2004.

- Loss before interest, amortization and other deductions ("EBITDA") was reduced to ($926,256) for the third quarter of 2004 compared with ($1.07 million) in the prior quarter and ($513,413) for the same period in 2003.

- The period net loss decreased to ($2.0 million) compared with ($2.15 million) in the prior quarter, and ($1.63 million) for the previous year.

- Cash was $15.25 million at quarter-end, compared to $18.43 million in the prior quarter. Decreased cash is attributed to a lower foreign exchange rate, decreased deposits and the operating loss for the third quarter.

- As at quarter-end, Points.com's activity continued to demonstrate strong growth as there was a 186% increase in points transacted versus the year earlier period. This represented a record level of transactions.

- The transaction size of each exchange increased to 18,041 points per exchange, up from 15,663 in the third quarter of 2003, and 15,060 in the prior quarter.

The company expects that the fourth quarter and year-end results will be released on or about March 10, 2005.

About Points International Ltd.

Points International Ltd. is the owner and operator of Points.com, the world's leading reward program management portal. At Points.com consumers can exchange points and miles between reward programs so that they can Get More Rewards, Faster(TM). Points.com has attracted over 40 of the world's most important reward programs, including industry leaders American Airlines (the AAdvantage(R) program), Delta Air Lines (SkyMiles(R)), eBay (Anything Points), InterContinental Hotels (Priority Club(R) Rewards), and Starbucks.

Points' shares trade on the TSX under the stock symbol PTS. For more information, visit www.points.com.

Contacts:
For investor relations:                  For partnerships and other inquiries:
Steve Yuzpe, CFO                         Christopher Barnard, President
(416) 596-6382                           (416) 596-6381
steve.yuzpe@points.com                   christopher.barnard@points.com.

Ed Lewis
CEOcast, Inc. for Points International
(212) 732-4300
elewis@ceocast.com

       THE TSX HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE
                    ADEQUACY OR THE ACCURACY OF THIS RELEASE

ATTACHMENT:
POINTS INTERNATIONAL LTD.
EXCERPTS FROM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

                            POINTS INTERNATIONAL LTD.

                   UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

                               SEPTEMBER 30, 2004

                            POINTS INTERNATIONAL LTD.

                      UNAUDITED CONSOLIDATED BALANCE SHEETS

                                     September 30,   December 31,
AS AT                                     2004           2003
-----                                -------------   ------------
              ASSETS
CURRENT
   Cash and cash equivalents           15,251,307      20,274,836
   Accounts receivable                  1,196,865       1,004,370
   Prepaid and sundry assets            1,228,039         825,221
                                      -----------     -----------
                                       17,676,211      22,104,427

   LONG-TERM INVESTMENTS                  161,629         161,629
   PROPERTY, PLANT AND EQUIPMENT        1,700,903         513,723
   INTANGIBLE ASSETS                    8,705,708       1,320,692
   DEFERRED COSTS                       2,375,793       2,790,816
   FUTURE INCOME TAXES RECOVERABLE        590,000         590,000
                                      -----------     -----------
                                       13,534,032       5,376,859

                                      $31,210,243     $27,481,286
                                      ===========     ===========

                            POINTS INTERNATIONAL LTD.

                      UNAUDITED CONSOLIDATED BALANCE SHEETS

                                                 September 30,   December 31,
AS AT                                                 2004           2003
-----                                            -------------   ------------
                                 LIABILITIES
CURRENT
   Accounts payable and accrued liabilities          1,199,546      1,187,598
   Deposits                                         12,974,925     10,455,646
   Current portion of loan payable                      29,860             --
   Current portion of acquisition loan payable       1,174,921             --
                                                  ------------   ------------
                                                    15,379,252     11,643,244

   LOAN PAYABLE                                         72,163             --
   ACQUISITION LOAN PAYABLE                            380,118             --
   CONVERTIBLE DEBENTURE                             8,694,714      8,036,372
   CONVERTIBLE PREFERRED SHARES                     13,675,478     13,024,478
                                                  ------------   ------------
                                                    38,201,725     32,704,094
                                                  ------------   ------------
                             SHAREHOLDERS' EQUITY

   CAPITAL STOCK                                    22,057,996     17,728,461
   WARRANTS                                          2,743,957      2,785,737
   RETAINED EARNINGS                               (31,793,434)   (25,737,007)
                                                  ------------   ------------
                                                    (6,991,482)    (5,222,809)
                                                  ------------   ------------
                                                  $ 31,210,243   $ 27,481,286
                                                  ============   ============

                            POINTS INTERNATIONAL LTD.

                             UNAUDITED CONSOLIDATED
                      STATEMENTS OF OPERATIONS AND DEFICIT

                                                         9 Month Period                  3 Month Period
                                                 -----------------------------   -----------------------------
FOR THE PERIOD ENDED SEPTEMBER 30, 2004          Jan-Sep 30/04   Jan-Sep 30/03   Jul-Sep 30/04   Jul-Sep 30/03
---------------------------------------          -------------   -------------   -------------   -------------
REVENUES
   Points operations                             $  5,426,681    $  4,166,147    $  1,945,599    $  1,539,780
   Interest income                                    201,961         243,179          33,343         107,786
                                                 ------------    ------------    ------------    ------------
                                                    5,628,642       4,409,326       1,978,942       1,647,566

GENERAL AND ADMINISTRATION                          8,654,946       5,378,154       2,905,198       2,160,979
                                                 ------------    ------------    ------------    ------------
LOSS- Before interest, amortization and other
   items                                           (3,026,304)       (968,828)       (926,256)       (513,413)
                                                 ------------    ------------    ------------    ------------

   Interest on Convertible Debenture                  658,342         495,000         225,659         165,000
   Interest on Series Two Preferred Shares            651,000         407,478         217,000         217,000
   Interest and Bank Charges                           72,448           9,537           1,745           2,625
   Amortization of Capital & Intangible Assets
      and Deferred Costs                            1,648,334       2,049,372         631,105         730,353
                                                 ------------    ------------    ------------    ------------
                                                    3,030,123       2,961,386       1,075,509       1,114,978
                                                 ============    ============    ============    ============

LOSS                                               (6,056,427)     (3,930,215)     (2,001,764)     (1,628,391)
                                                 ------------    ------------    ------------    ------------
DEFICIT - Beginning of period                     (25,737,007)    (19,200,816)    (29,791,670)    (21,502,641)
DEFICIT - End of period                           (31,793,434)    (23,131,031)    (31,793,434)    (23,131,032)
                                                 ------------    ------------    ------------    ------------
LOSS PER SHARE (Note 2)                                ($0.09)         ($0.07)         ($0.03)         ($0.03)
                                                 ============    ============    ============    ============

                            POINTS INTERNATIONAL LTD.

                             UNAUDITED CONSOLIDATED
                            STATEMENTS OF CASH FLOWS

                                                                          9 Month Period                  3 Month Period
                                                                  -----------------------------   -----------------------------
FOR THE PERIOD ENDED SEPTEMBER 30, 2004                           Jan-Sep 30/04   Jan-Sep 30/03   Jul-Sep 30/04   Jul-Sep 30/03
---------------------------------------                           -------------   -------------   -------------   -------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net Loss                                                        ($6,056,427)    ($3,930,215)    ($2,001,764)    ($1,628,391)

      Items not affecting cash
         Amortization of property, plant and equipment                 229,125       1,162,453          80,064         403,842
         Amortization of deferred costs                                467,934         319,766         140,461         137,460
         Amortization of intangible assets                             951,275         567,150         410,579         189,050
         Cancellation of warrants issued for services                   (1,167)                             --              --
         Interest on Series Two Preferred Shares                       651,000         407,478         217,000         217,000
         Interest accrued on convertible debenture                     658,342         495,000         225,659         165,000
                                                                  ------------    ------------    ------------    ------------
                                                                    (3,099,918)       (978,368)       (928,001)       (516,039)
Changes in non-cash balances related to operations (Note 6 (a))      1,812,985         778,853      (1,335,031)     (1,987,151)
                                                                  ------------    ------------    ------------    ------------
CASH FLOWS USED IN OPERATING ACTIVITIES                             (1,286,934)       (199,515)     (2,263,031)     (2,503,190)
                                                                  ------------    ------------    ------------    ------------
CASH FLOWS FROM INVESTING ACTIVITIES
   Purchase of property, plant and equipment, net of proceeds       (1,416,305)       (234,774)       (664,810)       (113,063)
   Purchase of intangible assets                                       (96,646)       (118,155)        (76,362)        (26,193)
   Payments for the acquisition of MilePoint, Inc.                  (1,900,000)                             --
   Costs related to the acquisition of MilePoint, Inc. (Note 7)       (784,608)             --        (332,554)             --
                                                                  ------------    ------------    ------------    ------------
CASH FLOWS USED IN INVESTING ACTIVITIES                             (4,197,558)       (352,929)     (1,073,726)       (139,256)
                                                                  ------------    ------------    ------------    ------------
CASH FLOWS FROM FINANCING ACTIVITIES
   Issuance of Warrants                                                     --       2,700,000              --              --
   Issuance of Series Two Preferred Share                                   --      12,400,000              --              --
   Loan payable                                                        102,023              --         102,023              --
   Deferred financing costs                                             70,018        (717,048)             --              --
   Repayment of obligations under capital leases                            --        (252,230)             --         (16,514)
   Issuance of capital stock, net of share issue costs                 288,921         913,309          58,867          95,367
                                                                  ------------    ------------    ------------    ------------
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES                            460,963      15,044,031         160,890          78,853
                                                                  ------------    ------------    ------------    ------------
INCREASE (DECREASE) IN CASH                                         (5,023,529)     14,491,587      (3,175,867)     (2,563,592)

CASH AND CASH EQUIVALENTS - Beginning of period                     20,274,836       7,341,700      18,427,174      24,396,879
                                                                  ------------    ------------    ------------    ------------
CASH AND CASH EQUIVALENTS - End of period                         $ 15,251,307    $ 21,833,287    $ 15,251,307    $ 21,833,287
                                                                  ============    ============    ============    ============

                            POINTS INTERNATIONAL LTD.
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2004

1.   Accounting policies

The company's interim financial statements have been prepared using accounting policies consistent with those used for the preparation of its annual financial statements. These interim financial statements should be read in conjunction with the company's 2003 audited consolidated financial statements. These financial statements contain all adjustments which management believes necessary for fair presentation of the financial position, results of operations and cash flows.

     a.   Basis of presentation

          The consolidated financial statements include the accounts of the Company and from their respective dates of acquisition of control or formation of its wholly owned subsidiaries. All inter-company transactions and amounts have been eliminated on consolidation.

     b.   Goodwill

          Goodwill represents the excess of the purchase price of acquired companies over the estimated fair value of the tangible and intangible net assets acquired. Goodwill is not amortized. The company currently compares the carrying amount of the goodwill to the fair value, at least annually, and recognizes in net income any impairment in value.

     c.   Intangible assets

          Intangible assets represent the fair value of contracts acquired by the company on MilePoint, Inc, acquisition. The carrying value of these contracts will be amortized on a straight-line basis over the life of the contracts.

2.   Loss per share

     a)   Loss per share

          Loss per share is calculated on the basis of the weighted average number of common shares outstanding for the nine months ended September 30, 2004 that amounted to 65,810,352 shares (September 30, 2003 - 56,773,936).

     b)   Fully-diluted loss per share

The fully-diluted loss per share has not been computed, as the effect would be anti-dilutive.

3.   Segmented information

Reportable segments: The company has only one operating segment whose operating results are regularly reviewed by the company's chief operating decision maker and for which complete and discrete financial information is available. The company's business is carried on in the industry of loyalty program asset management. The attached consolidated balance sheets as at September 30, 2004 and December 31, 2003 present the financial position of this segment. The continuing operations reflected on the attached consolidated statements of operations are those of this operating segment.

Enterprise-wide disclosures: $5,204,733 (September 30, 2003 - $4,110,915) of the company's revenues were generated in the U.S. for the nine month period, with the remaining revenues generated in Canada, Europe and Asia. A significant majority of the company's assets are located in Canada.

4.   Economic dependence

For the nine-month period ended September 30, 2004, approximately 46% of the company's revenues are from its two largest customers (65% at September 30, 2003). In addition, as at September 30, 2004, 64% of the company's deposits are due to these customers (59% as at September 30, 2003).

5.   Stock-based compensation

Effective January 1, 2002 the company adopted CICA 3870 ("Stock-based Compensation and Other Stock-based Payments"). As permitted by CICA 3870 the company has applied this change prospectively for new awards granted on or after January 1, 2002. The company has chosen to recognize no compensation when stock options are granted to employees and directors under stock option plans with no cash settlement features. In periods prior to January 1, 2002 the company recognized no compensation when stock or stock options were issued to employees. Supplementary pro forma information regarding net income is required by CICA 3870 as if the company had accounted for its employee stock options granted after December 31, 2001 under the fair value method.

During the quarter ended September 30, 2004, 510,000 options were issued to employees. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods. The company's pro forma net income under Canadian GAAP would be reduced [loss increased] by approximately $288,290 for the nine months ended September 30, 2004. Loss-per-share figures would not have changed.

6.   Statement of Cash Flows

     a.   Changes in non-cash balances related to operations are as follows:

                                                                      THREE MONTHS ENDED         NINE MONTHS ENDED
                                                                           SEPT 30,                   SEPT 30,
                                                                  -------------------------   -----------------------
                                                                      2004          2003         2004         2003
                                                                  -----------   -----------   ----------   ----------
Decrease (Increase) in accounts receivable                        $   142,373   $   189,234   $ (192,495)  $ (502,911)
Decrease (Increase) in prepaid and sundry assets                  $    43,411   $   (52,506)  $ (402,819)  $ (189,090)
Decrease (Increase) in deferred costs                             $   (95,509)                $ (122,929)
Increase (Decrease) in accounts payable and accrued liabilities   $   268,358   $  (346,789)  $   11,948   $ (128,100)
Increase (Decrease) in deposits                                   $(1,693,663)  $(1,777,089)  $2,519,279   $1,598,953
                                                                  -----------   -----------   ----------   ----------
                                                                  $(1,335,031)  $(1,987,151)  $1,812,985   $  778,852
                                                                  ===========   ===========   ==========   ==========

     b.   Supplemental information

          Interest and taxes

          Interest of $72,488 was paid during the nine month period ended September 30, 2004. Interest of $194,408 was received during the nine month period ended September 30, 2004. No income taxes have been paid.

          Non-cash transactions

          Non-cash transactions for the nine months ended September 30, 2004 are as follows:

          (i) 406,954 shares of Points.com Inc. were acquired in exchange for 1,018,974 shares of the Corporation.

          (ii) 4,000,000 shares (valued at $4,000,000) of the Corporation were issued as part consideration in the acquisition of MilePoint, Inc. (see Note 7).

          (iii) $30,000 of revenue earned for hosting services provided was paid in loyalty currency. The currency was valued at the purchase price of the miles. The expense will be recognized as the currency is used.

          (iv) $82,044 of revenue earned for membership fees provided was paid in one week accommodation certificates. The certificates are valued at their average cost. The expense will be recognized as the accommodation certificates are used.

          (v) The Corporation received $107,905 of loyalty currency from a partner as reimbursement of a portion of the partner's direct expenses for the services provided by the Corporation.

          (vi) Interest of $5,062 was accrued on the acquisition of MilePoint, Inc.

          (vii) Interest of $658,342 was accrued on the convertible debenture.

          (viii) Interest of $651,000 was accrued on the Series Two Preferred.

     c.   Cash and cash equivalents consist of:

                                        September 30,   December 31,
AS AT                                        2004           2003
-----                                   -------------   ------------
   Cash                                  $11,360,089     $ 9,046,701
   Short -Term Investments                 1,236,162       9,627,468
   Cash held by credit card processor      2,655,055       1,600,667
                                         -----------     -----------
Total                                     15,251,307      20,274,836
                                         ===========     ===========

7.   MilePoint Inc. Acquisition

On March 31, 2004 Points acquired substantially all of the assets of MilePoint, Inc., a loyalty program technology provider and operator. The purchase price of $7.5 million was satisfied through a combination of $3.5 million in cash payable, without interest, over two years and four million common shares.

The cost of the acquisition and the fair values assigned are as follows:

Intangibles               $  225,000
Contracts with Partners    3,455,062
Goodwill                   4,559,584
                          ----------
                          $8,239,646
                          ==========

Consideration:
Cost of Transaction       $  784,584
Capital Stock Issued       4,000,000
Acquisition Loan Payable   3,455,062
                          ----------
                          $8,239,646
                          ==========

The acquired contracts with partners will be amortized over the life of the contracts. The goodwill and other intangibles will not be amortized; these will be reviewed annually and any permanent impairment will be recorded and charged to income in the year that the impairment has occurred.

The loan payable, which has a face value of $3,500,000, is discounted to its fair value as it is non interest bearing and due over two years.

8.   MilePoint Inc. Acquisition Payments

Remaining payments under the terms of the acquisition loan payable are as follows:

Acquisition Loan Payable
   Current Portion         $1,174,921
   Long-Term Portion          380,118
   Accretion of Interest       44,961
                           ----------
Total                      $1,600,000
                           ==========